

August 27, 2012

Via E-mail
Mr. Gregory P. Sargen
Executive Vice President and Chief Financial Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

> **Re:** **Cambrex Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 7, 2012**
> **File No. 001-10638**

Dear Mr. Sargen:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies
Revenue Recognition, page 46
1. You disclose, under revenue recognition on page 46, the existence of contracts with multiple deliverables and milestone-based payments. We were unable to locate the disclosures required by ASC 605-25-50-2 and ASC 605-28-50-2. Please provide us the required disclosure as proposed disclosure to be included in future filings or tell us your basis for omitting it.

(7) Investment in Partially-Owned Affiliate, page 51

2. Please explain to us why the 49% minority owner's approval rights for significant transactions and its management of daily operations eliminates your ability to exercise

control over Zenara and warrants accounting for your 51% ownership interest in this affiliate, using the equity method of accounting. Tell us the nature of the rights of the noncontrolling interest holder and why you believe the rights constitute substantive participating rights as opposed to protective rights. Also, please tell us why you believe Zenara does not meet the definition of a variable interest entity or tell us why the variable interest entity consolidation guidance is not applicable pursuant to ASC 810-10-15-3. If Zenara is not a variable interest entity or consolidation is not required under the variable interest entity subsection of ASC 810-10, please tell us how you considered the guidance in ASC 810-10-25-1 through 25-14 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant